February 4, 2014

BY EDGAR

Jeffrey Riedler

Assistant Director Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AmpliPhi Biosciences Corporation

Registration Statement on Form S-1

Filed January 21, 2014

File No. 333-193458

Dear Mr. Riedler:

This letter is submitted by AmpliPhi Biosciences Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form S-1 filed January 21, 2014 (File No. 333-193458) (the “Form S-1”), as set forth in your letter dated January 30, 2014. We also enclose with this letter clean and marked copies of Amendment No. 1 to the Form S-1, as amended and filed on February 4, 2014 (the “Form S-1/A”). Below are responses to each of the Staff’s comments. The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

General

1.	We note that your registration statement on Form 10-12G is currently under review. Please confirm that you will revise the disclosure in Form S-1 to reflect any applicable changes to Form 10-12G made in response to our comments.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that it has revised the disclosure in the Form S-1/A to reflect applicable changes to the Form 10-12G made in response to the Staff’s comments.

2.	We note that you have filed confidential treatment requests on December 17, 2013 and January 22, 2013. We will not be able to grant any request for acceleration of effectiveness until those requests are resolved.

US: 4870 Sadler Rd, Suite 300, Glen Allen, VA 23060
AU: Unit 7 27 Dale Street, Brookvale 2100 NSW

RESPONSE:

The Company acknowledges that Staff’s comment and appreciates the Staff’s attention to our confidential treatment requests.

3.	Please amend your registration statement to include the signature of your controller or principal accounting officer.

RESPONSE:

The Company acknowledges that Staff’s comment and advises the Staff that we have revised the signatures appearing on page II-4 to indicate that Kelley Wendt, the Company’s chief financial officer, also serves as our principal accounting officer.

*       *       *

The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (650)-888-2422 with any further comments or questions you may have.

Sincerely,

AMPLIPHI BIOSCIENCES
CORPORATION.

/s/ Philip J. Young
Philip J. Young
President and Chief Executive Officer
AmpliPhi Biosciences Corporation

cc:	Amy Reischauer

Bryan Pitko

Stephen Thau, Morrison & Foerster LLP

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